Filed Pursuant to Rule 433
Registration No. 333-276616

Term Sheet

January 7, 2026

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	3.750% Medium-Term Notes, Series B due January 12, 2028
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: A1 (stable outlook)
S&P Global Ratings: A+ (stable outlook)
Fitch Ratings: A+ (stable outlook)
CUSIP/ISIN:	89236TPF6 / US89236TPF65
Trade Date:	January 7, 2026
Original Issue Date:	January 12, 2026 (T+3)
Stated Maturity Date:	January 12, 2028
Principal Amount:	$750,000,000
Benchmark Treasury:	UST 3.375% due December 31, 2027
Treasury Yield:	3.474%
Spread to Treasury:	+32 basis points
Price to Public:	99.916%
Underwriting Discount:	0.150%
Net Proceeds to Issuer:	99.766% / $748,245,000
Coupon:	3.750% per annum
Yield:	3.794%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each January 12 and July 12, beginning on July 12, 2026 and ending on the Stated Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law: Minimum Denominations:	New York $2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BofA Securities, Inc. Lloyds Securities Inc. U.S. Bancorp Investments, Inc.
Co-Managers:	Banco Bradesco BBI S.A. BNY Mellon Capital Markets, LLC Deutsche Bank Securities Inc. Fifth Third Securities, Inc. Loop Capital Markets LLC Penserra Securities LLC R. Seelaus & Co., LLC
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the notes, the Issuer is also offering by means of separate term sheets: (i) $600,000,000 aggregate principal amount of Floating Rate Medium-Term Notes, Series B due January 12, 2028, (ii) $750,000,000 aggregate principal amount of 4.200% Medium-Term Notes, Series B due January 10, 2031 and (iii) $500,000,000 aggregate principal amount of 4.800% Medium-Term Notes, Series B due January 11, 2036 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated January 22, 2024 and the related prospectus dated January 19, 2024; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the prospectus supplement and the related prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the related prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BNP Paribas Securities Corp. toll-free at 1-800-854-5674, BofA Securities, Inc. toll-free at 1-800-294-1322, Lloyds Securities Inc. collect at 1-212-930-5039 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Selling Restrictions

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the “FIEA.” The Notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.